SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: February 27th, 2006

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES ADDITIONAL DESIGN WIN
WITH LEADING SECURITY APPLIANCE PROVIDER

        KFAR SAVA, Israel, February 27, 2006 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that it has secured a new Design Win from a leading Internet security solution company, the second Design Win that it has announced this month. The Design Win is for four of Silicom’s advanced Multiport and Bypass Gigabit Ethernet adapters, three of which are designed for use in the customer’s state-of-the-art PCI-EXPRESS-based platforms. All four Silicom products are fully compliant with the RoHS (Reduction Of Hazardous Substances) directive.

        The customers’ security proxy appliances provide visibility and control of Internet communications to protect against risks from spyware, web viruses, inappropriate surfing, instant messaging (IM), video streaming and peer-to-peer (P2P) file sharing while simultaneously improving web performance. It will use Silicom adapters in two of its appliances to assure high-quality wirespeed data transfer, maintain connectivity in various potential failure scenarios and to achieve maximum flexibility in their connectivity options.

        “We are pleased to report our second new Design Win for the month, and to add another leading Security Industry player to our growing list of customers,” said Mr. Shaike Orbach, President and CEO of Silicom. “Having built its reputation on high-throughput security proxy solutions, we are proud that this customer is turning to Silicom adapters to help it deliver on its performance and connectivity promises. As with the majority of our Design Wins, we expect that initial orders from this customer will be followed by a ramp up period until they reach mass production levels. In general, the process of securing the Design Win itself helps us build a close relationship with our customer which expands over time, leading naturally to repeat orders and to an expanded use of our products in more of their solutions. In fact, the 30+ Design Wins that we accumulated over the past two years were the primary drivers of the record revenues and profits that we posted throughout 2005.”

        Mr. Orbach continued, “To take full advantage of our growing market recognition, we continue working to build our penetration of the Security Appliances market, as well as additional high-growth segments including Network Acceleration, Load Balancing and others. With over 100 potential customers in the pipeline, we believe we are favorably positioned for long term growth.”

Note regarding the RoHS Directive: The RoHS (Reduction Of Hazardous Substances) Directive of the European Union (EU) (commonly called the “Lead Free Law”) sets maximum concentration limits on hazardous materials used in electrical and electronic equipment. Implementation of the RoHS Directive is required in all EU countries by July 1, 2006, and many states within the U.S. have adopted or are considering adoption of similar laws. Silicom is among the first companies world wide offering RoHS Compliant multi port and bypass server adapters.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance network connectivity solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet server adapters and innovative BYPASS adapters designed to increase throughput and availability of security appliances and other mission-critical gateway applications. Silicom also offers a broad range of customizable PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

All brands, names, or trademarks mentioned in this document are the property of their respective owners.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:
Silicom Ltd.
Eran Gilad, CFO
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il